EXHIBIT 99.2

OWNERSHIP OF EQUITY SECURITIES IN THE COMPANY

The following table sets forth the beneficial ownership of the common stock of Legacy Reserves Inc. (the “Company”) as of April 4, 2019 by participants in the Company’s solicitation of proxies from the stockholders in connection with matters to be considered at the 2019 Annual Meeting of Stockholders of the Company.

The amounts and percentage of shares beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission (the “SEC”) governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of April 4, 2019. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

Except as indicated by footnote, to the Company’s knowledge the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. Percentage of total shares beneficially owned is based on 114,810,671 shares outstanding as of March 20, 2019. Unless otherwise noted, the business address for the beneficial owners listed below is 303 W. Wall, Suite 1800, Midland, Texas 79701.

	Shares Beneficially Owned
Owner	Number(a)	Percentage
Kyle D. Vann	209,756	*
Paul T. Horne(b)	192,000	*
William R. Granberry	149,889	*
G. Larry Lawrence	132,756	*
James Daniel Westcott	102,440	*
Kyle M. Hammond(c)	89,530	*
Micah C. Foster	23,832	*
Douglas W. York	12,450	*
Albert E. Ferrara, III	2,903	*
Cory J. Elliott	2,461	*
Robert L. Norris	0	*
All directors and executive officers as a group (11 persons)	918,017	*

*	Percentage of shares beneficially owned does not exceed 1%.

(a) Does not include grants of 760,563 restricted stock units (“RSUs”) to Paul T. Horne, 2,112,676 RSUs to James Daniel Westcott, 1,267,606 RSUs to Kyle M. Hammond, 223,944 RSUs to Micah C. Foster, 340,426 RSUs to Albert E. Ferrara, III, 187,943 RSUs to Cory J. Elliott and 496,894 RSUs to Robert L. Norris.
(b) Mr. Horne is deemed to beneficially own the 121,684 shares held by H2K Holdings, Ltd.
(c) Mr. Hammond is deemed to beneficially own the 52,300 shares held by SDH Trust.